UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*

                                (Amendment No. 3)

                                Sequa Corporation
                                -----------------
                                (Name of Issuer)

                  $5.00 Cumulative Convertible Preferred Stock
                  --------------------------------------------
                         (Title of Class of Securities)

                                    817320302
                                    ---------
                                 (CUSIP Number)

                                December 31, 2002
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

           Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [X] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------                                          ------------------
CUSIP No.  817320302                    13G                   Page 2 of 13 Pages
--------------------                                          ------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Forest Investment Management, LLC
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [X]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             95,900
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING           7  SOLE DISPOSITIVE POWER
      PERSON
       WITH                 0

                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            96,800
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           96,800
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           12.1%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           IA
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

--------------------                                          ------------------
CUSIP No.  817320302                    13G                   Page 3 of 13 Pages
--------------------                                          ------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Forest Partners II, L.P.
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [X]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             95,900
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING           7  SOLE DISPOSITIVE POWER
      PERSON
       WITH                 0

                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            96,800
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           96,800
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           12.1%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           PN
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

--------------------                                          ------------------
CUSIP No.  817320302                    13G                   Page 4 of 13 Pages
--------------------                                          ------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Michael A. Boyd, Inc.
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [X]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           Connecticut
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             95,900
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING           7  SOLE DISPOSITIVE POWER
      PERSON
       WITH                 0

                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            96,800
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           96,800
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           12.1%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           CO
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

--------------------                                          ------------------
CUSIP No.  817320302                    13G                   Page 5 of 13 Pages
--------------------                                          ------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Michael A. Boyd
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [X]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             95,900
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING           7  SOLE DISPOSITIVE POWER
      PERSON
       WITH                 0

                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            96,800
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           96,800
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           12.1%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

This Amendment No. 3 on Schedule 13G (this "Amendment No. 3") amends, supplements and restates the Amendment No. 2 to Schedule 13G which was filed on February 8, 2000 ("Amendment No. 2") with respect to the $5.00 Cumulative Convertible Preferred Stock ("Preferred Stock") of Sequa Corporation, a Delaware corporation (the "Company"). Beneficial ownership of the Preferred Stock is reported herein as of the date of the event which requires filing of this Amendment No. 3.


Item 1(a):          Name of Issuer:
---------           --------------

                    Sequa Corporation (the "Company").

Item 1(b):          Address of Issuer's Principal Executive Offices:
---------           -----------------------------------------------

                    200 Park Avenue
                    New York, New York 10166

Items 2(a)          Name of Person Filing; Address of Principal
----------          -------------------------------------------
and 2(b):           Business Office:
--------            ---------------

                    This statement is filed by and on behalf of Forest Investment Management, LLC, a Delaware limited liability company and registered investment adviser ("Forest Management"), Forest Partners II, L.P., a Delaware limited partnership ("Forest Partners"), Michael A. Boyd, Inc., a Delaware corporation ("Boyd"), Mr. Michael A. Boyd ("Mr. Boyd" and, together with Forest Management, Forest Partners and Boyd, the "Reporting Persons"). Mr. Boyd serves as president and sole shareholder of Boyd. Boyd serves as general partner of Forest Partners. Forest Partners is sole owner and managing member of Forest Management. Forest Management serves as investment adviser to advised accounts which directly own shares of Preferred Stock (the "Advised Accounts"). Forest Management has dispositive control over all shares of Preferred Stock held by the Advised Accounts and voting control over in excess of a majority of such shares. By virtue of the foregoing relationships, Forest Management, Forest Partners, Boyd and Mr. Boyd may be deemed to have beneficial ownership over the shares of Preferred Stock held directly by the Advised Accounts.

                    The principal business address of each Reporting Person is 53 Forest Avenue, Old Greenwich, Connecticut 06870.

Item 2(c):          Citizenship:
---------           -----------

                    Forest Management is a Delaware limited liability company.

                    Forest Partners is a Delaware limited partnership. Boyd is a Connecticut corporation. Mr. Boyd is a United States citizen.

Item 2(d):          Title of Class of Securities:
---------           ----------------------------

                    $5.00 Cumulative Convertible Preferred Stock

Item 2(e):          CUSIP Number:
---------           ------------

                    817320302

Item 3:             If this statement is filed pursuant to Rules 13d-1(b) or
------              --------------------------------------------------------
                    13d-2(b) or (c), check whether the person filing is a:
                    -----------------------------------------------------

          (a)  [ ]  Broker or dealer registered under Section 15 of the Act;

          (b)  [ ]  Bank as defined in Section 3(a)(6) of the Act;

          (c)  [ ]  Insurance Company as defined in Section 3(a)(19) of the Act;

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940;

          (e)  [X]  Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)
                   (E) (corresponds to Forest Management);

          (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1(b)(1)(ii)(F);

          (g) [X] Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G) (corresponds to Forest Partners, Boyd and Mr. Boyd);

          (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act;

          (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940; (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Items 4(a)-(c):     Ownership:
--------------      ---------

                    As of the date of this statement:

                    FOREST INVESTMENT MANAGEMENT, LLC
                    ---------------------------------

                    (a) Amount beneficially owned. Forest Management may be deemed to beneficially own, within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934, 96,800 shares of Preferred Stock held directly by Forest Global and the Advised Accounts.

                    (b) Percent of Class. The 96,800 shares of Preferred Stock beneficially owned by Forest Management represent 12.1% of the total outstanding amount of Preferred Stock. This percentage and the other percentages set forth in this Amendment No. 3 are based on a total 797,000 shares of Preferred Stock outstanding as of September 30, 2002, as reflected in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002.

                    (c) Number of shares as to which the person has:

                    (i)   Sole power to vote or to direct the vote: 0
                    (ii)  Shared power to vote or to direct the vote: 95,900
                    (iii) Sole power to dispose or to direct the disposition of:
                          0
                    (iv) Shared power to dispose or to direct the disposition of: 96,800

                    FOREST PARTNERS II, L.P.
                    ------------------------

                    (a) Amount beneficially owned. Forest Partners may be deemed to have beneficial ownership over the shares of Preferred Stock beneficially owned by Forest Management by virtue of its position as managing member of Forest Management. Therefore, Forest Partners may be deemed to have beneficial ownership of 96,800 shares of Preferred Stock.

                    (b) Percent of Class. The 96,800 shares of Preferred Stock beneficially owned by Forest Partners represent 12.1% of the total outstanding amount of Preferred Stock.

                    (c) Number of shares as to which the person has:

                    (i)   Sole power to vote or to direct the vote: 0
                    (ii)  Shared power to vote or to direct the vote: 95,900
                    (iii) Sole power to dispose or to direct the disposition of:
                          0
                    (iv) Shared power to dispose or to direct the disposition of: 96,800

                    MICHAEL A. BOYD, INC.
                    ---------------------

                    (a) Amount beneficially owned. Boyd may be deemed to have beneficial ownership over the shares of Preferred Stock beneficially owned by Forest Partners by virtue of its position as general partner of Forest Partners. Therefore, Boyd may be deemed to have beneficial ownership of 96,800 shares of Preferred Stock.

                    (b) Percent of Class. The 96,800 shares of Preferred Stock beneficially owned by Boyd represent 12.1% of the total outstanding amount of Preferred Stock.

                    (c) Number of shares as to which the person has:

                    (i)   Sole power to vote or to direct the vote: 0
                    (ii)  Shared power to vote or to direct the vote: 95,900
                    (iii) Sole power to dispose or to direct the disposition of:
                          0
                    (iv) Shared power to dispose or to direct the disposition of: 96,800

                    MICHAEL A. BOYD
                    ---------------

                    (a) Amount beneficially owned. Mr. Boyd may be deemed to have beneficial ownership over the shares of Preferred Stock beneficially owned by Boyd by virtue of his position as president and sole shareholder of Boyd. Therefore, Mr. Boyd may be deemed to have beneficial ownership of 96,800 shares of Preferred Stock.

                    (b) Percent of Class. The 96,800 shares of Preferred Stock beneficially owned by Mr. Boyd represent 12.1% of the total outstanding amount of Preferred Stock.

                    (c) Number of shares as to which the person has:

                    (i)   Sole power to vote or to direct the vote: 0
                    (ii)  Shared power to vote or to direct the vote: 95,900
                    (iii) Sole power to dispose or to direct the disposition of:
                          0
                    (iv) Shared power to dispose or to direct the disposition of: 96,800

Item 5:             Ownership of Five Percent or Less of a Class:
------              --------------------------------------------

                    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

                    No Reporting Person is herein reporting that it has ceased to be the beneficial owner of more than five percent of the total outstanding Preferred Stock. However, Founders Financial Group, L.P., a Delaware limited partnership ("Founders Financial"), which was listed as a reporting person in Amendment No. 2, is no longer a Reporting Person. Founders Financial, which previously had a controlling interest in Forest Management, sold such interest to Forest Partners in June, 2001, and as such is not included in this Amendment No. 3.

Item 6:             Ownership of More than Five Percent on Behalf of Another
------              --------------------------------------------------------
                    Person:
                    ------

                    Other than as set forth herein, no person is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, in excess of 5% of the outstanding Preferred Stock. None of the Advised Accounts has an ownership interest equal to or greater than 5% of the total outstanding Preferred Stock except for Forest Global Convertible Fund Ltd., a Bermuda corporation, which entity is an Advisory Client of Forest Management.

Item 7:             Identification and Classification of the Subsidiary Which
-------             ---------------------------------------------------------
                    Acquired the Security Being Reported on By the Parent
                    -----------------------------------------------------
                    Holding Company:
                    ---------------

                    Not Applicable.

Item 8:             Identification and Classification of
------              ------------------------------------
                    Members of the Group:
                    --------------------

                    Not Applicable.

Item 9:             Notice of Dissolution of Group:
------              ------------------------------

                    Not Applicable.

Item 10:            Certification:
-------             -------------

                    By signing below each of the undersigned certifies that, to the best of the undersigned's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2003

FOREST INVESTMENT MANAGEMENT, LLC       FOREST PARTNERS II, L.P.

By: Forest Partners II, L.P.,           By: Michael A. Boyd, Inc.,
    managing member                         general partner

By: Michael A. Boyd, Inc.,              By: /s/ Michael A. Boyd
    general partner                         ------------------------------
                                            Michael A. Boyd
                                            President
By: /s/ Michael A. Boyd
    ------------------------------
    Michael A. Boyd
    President

                                        /s/ Michael A. Boyd
MICHAEL A. BOYD, INC.                   -----------------------------
                                        Michael A. Boyd
By: /s/ Michael A. Boyd
    ------------------------------
    Michael A. Boyd
    President

                                  EXHIBIT INDEX
                                  -------------

Exhibit 99.1: Joint Filing Agreement, dated February 12, 2003, by and among Forest Investment Management, LLC, Forest Partners II, L.P., Michael A. Boyd, Inc. and Michael A. Boyd.